Exhibit A

CERAGON NETWORKS’® SECOND QUARTER 2010 FINANCIAL RESULTS
SCHEDULED FOR RELEASE ON JULY 26, 2010

Paramus, New Jersey, July 6, 2010 - Ceragon Networks Ltd. (NASDAQ: CRNT), the provider of high-capacity, LTE/4G-ready wireless backhaul networks, provides today details of the conference call for the second quarter 2010 financial results. The Company plans to issue a press release announcing its results during pre-market hours on Monday, July 26, 2010.

         A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (800) 230-1059 or international (612) 234-9959 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

         Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0   selecting the webcast link, and following the registration instructions.

         If you are unable to join us live, the replay numbers are: (800) 475-6701or international (320) 365-3844, Access Code 162768.

     A replay of both the call and the webcast will be available through August 26, 2010.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ and TASE: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir® and the FibeAir® design mark are registered trademarks of Ceragon Network s Ltd., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

Company and Investor Contact:
Yoel Knoll
Ceragon Networks Ltd.
+972-3-766-6419
yoelk@ceragon.com